UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Banco Itaú Chile

(formerly known as Itaú Corpbanca)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number)

George Karafotias

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-third of one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,896,856
	8	SHARED VOTING POWER 85,064,664 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 56,896,856
	10	SHARED DISPOSITIVE POWER 85,064,664 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,961,520 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.62% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,903,830
	8	SHARED VOTING POWER 10,160,834 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 74,903,830
	10	SHARED DISPOSITIVE POWER 10,160,834 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,064,664 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.32% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer.

This Amendment No. 9 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017, on March 4, 2019, on November 24, 2020, on March 7, 2022, on July 28, 2022, and on March 2, 2023 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this “Statement”) relating to the Common Shares, no par value per share (the “Common Stock”), of Banco Itaú Chile (formerly known as Itaú Corpbanca), a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at 5537 Ave. Presidente Riesco, Las Condes, Santiago, Chile. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (together the “Reporting Persons”):

(i)	Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and
(ii)	ITB Holding Brasil Participações Ltda. (“ITB”).

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB. Itaú Parent is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the “Instruction C Information”).

(d)       During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby further amended by adding the following paragraph after the third to last paragraph thereof:

On May 29, 2023, Itaú Parent issued a Material Fact (Fato Relevante) providing an update on its intention to commence a public tender offer to acquire any and all of the outstanding shares of Common Stock (including shares of Common Shares represented by ADSs) not held by Itaú Parent or its affiliates (the “Proposed Transaction”). The purchase price will be 8,500.00 Chilean pesos per Common Share and 2,833.33 Chilean pesos per ADS, payable in cash. The tender offer is expected to commence on June 6, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference. After giving effect to a reverse stock split of Issuer, which became effective as of May 26, 2023, and pursuant to which each lot of 4,500 Common Shares were grouped into one single Common Share (the “Reverse Stock Split”), the Reporting Persons and their subsidiaries collectively directly own an aggregate of 141,961,520 shares of Common Stock representing approximately 65.62% of the shares of Common Stock issued and outstanding, which is described in more detail in the following paragraph.

After giving effect to the Reverse Stock Split: (i) Itaú Parent directly owns 56,896,856 shares of Common Stock; and (ii) ITB directly owns 74,903,830 shares of Common Stock. After giving effect to the Reverse Stock Split, the following subsidiaries of ITB directly own the following shares of Common Stock: (i) CGB II, SpA which holds 4,002,484 shares of Common Stock, (ii) CGB III, SpA which holds 890,252 of Common Stock, (iii) Saga II, SpA which holds 3,462,094 shares of Common Stock, and (iv) Saga III, SpA which holds 1,806,004 shares of Common Stock. As a parent company, Itaú Parent may be deemed to have shared voting and dispositive power over the shares of Common Stock held by ITB and its subsidiaries. ITB may be deemed to have shared voting and dispositive power over the shares held by its subsidiaries. CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Common Stock.

Item 7.	Materials to be Filed as Exhibits.
Annex A	Instruction C Information
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)
Exhibit B	February 2015 Policy Agreement (previously filed)
Exhibit C	Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates (previously filed)
Exhibit D	Share Transfer Agreement (previously filed)
Exhibit E	IFC Policy Agreement Stipulation (previously filed)
Exhibit F	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on March 2, 2023 (previously filed)
Exhibit G	Power of Attorney (previously filed)
Exhibit H	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on May 29, 2023

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023	ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Attorney-in-fact

ANNEX A

Itaú Unibanco Holding S.A.

Co-Chairmen of the Board of Directors:

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Vice-President of the Board of Directors:

Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela
Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Candido Botelho Bracher
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Cesar Nivaldo Gon
Citizenship: Brazilian
Business Address: Rua Dr. Ricardo Beneton Martins, 1000, Predio 23B, Campinas, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Fábio Colletti Barbosa
Citizenship: Brazilian
Business Address: Praça Gen. San Martin, 23, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

Frederico Trajano Inácio Rodrigues
Citizenship: Brazilian
Business Address: Rua Amazonas da Silva, 27, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

João Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Maria Helena dos Santos Fernandes de Santana
Citizenship: Brazilian
Business Address: London, United Kingdom, at 52 CanaryView, 23 Dowells Street, SE10 9DY
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Pedro Luiz Bodin de Moraes
Citizenship: Brazilian
Business Address: Av. Ataulfo de Paiva, 1100, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Chief Executive Officer and Member of the Executive Committee:

Milton Maluhy Filho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers and Members of the Executive Committee:

Alexandre Grossmann Zancani
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Alexsandro Broedel Lopes
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

André Luís Teixeira Rodrigues
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Carlos Fernando Rossi Constantini
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Carlos Orestes Vanzo

Flávio Augusto Aguiar de Souza
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

José Virgilio Vita Neto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Marina Fagundes Bellini
Citizenship: Brazilian
Business Address: Av Eng Armando Arruda Pereira, 707, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Matias Granata
Citizenship: Argentinian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Pedro Paulo Giubbina Lorenzini
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Sergio Guillinet Fajerman
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Daniel Sposito Pastore
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Eric André Altafim
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Geraldo Franco Ortiz Junior
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Lineu Carlos Ferraz de Andrade
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Luciana Nicola Schneider
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Maira Blini de Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Mario Newton Nazareth Miguel
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Paulo Sergio Miron
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Renato Barbosa do Nascimento
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato Lulia Jacob
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Rubens Folgli Netto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Tatiana Grecco
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 3rd floor, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Teresa Cristina Athayde Marcondes Fontes
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participações S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho
Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela
Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

Alternate: Demosthenes Madureira de Pinho Neto
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Marcia Maria Freitas de Aguiar
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista ,1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela
Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos De Marchi
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3900, conj. 1101, São Paulo, SP, Brazil Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Patrícia de Moraes
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 2055, conj. 41, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Raul Calfat

Citizenship: Brazilian

Business Address: Avenida Paulista, 1938, 5th. floor, CEP 01310-200, Bela Vista, São Paulo, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Vicente Furletti Assis
Citizenship: Brazilian
Business Address: Av. Presidente Juscelino Kubitschek, 1909, conjs, 211, 221 e 231, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Alternate Members of the Board of Directors:

Ricardo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Alternate: Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: Victório Carlos De Marchi
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Officers and Members of the Executive Committee:

Alfredo Egydio Arruda Villela Filho
Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Alternate Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Officers:

Frederico de Souza Queiroz Pascowitch
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil Present Principal Occupation: Managing Officer of Itaúsa S.A.

Maria Fernanda Ribas Caramuru
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil Present Principal Occupation: Managing Officer of Itaúsa S.A.

Priscila Grecco Toledo
Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil Present Principal Occupation: Managing Officer of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Demosthenes Madureira de Pinho Neto
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

João Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding: Brasil Participações Ltda.

Officers:

Alexsandro Broedel Lopes
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

André Carvalho Whyte Gailey
Citizenship: Brazilian
Business Address: Dr. Luis Bonavita 1266, WTC, Torre IV, Piso 14, CP 11300, Montevideo, Uruguay Present Principal Occupation: Officer of ITB Holding Brasil Participações Ltda.

Carlos Henrique Donegá Aidar
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.